For Immediate Release

NOVADAQ and Arthrex Announce Co-Marketing Agreement for PINPOINT
Fluorescence Imaging and 4K Synergy Systems

Toronto, Ontario – October 1 2015 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced that it has entered into a Co-Marketing Agreement (the “Agreement”) with Arthrex, Inc. (“Arthrex”), a global medical device company and leader in orthopaedic medical device innovation.

The Agreement allows the two companies to combine their expertise and devices to offer a world-class endoscopic system for a wide variety of surgical specialties, including orthopaedic, general, colorectal and gynecological surgeries. NOVADAQ’s “plug and play” PINPOINT upgrade kit facilitates the seamless integration of its SPY imaging technology into Arthrex’s Synergy System, combining the most clinically relevant fluorescence imaging experience with the leading 4K white light endoscopic system.

Both companies will continue to sell their own standalone systems in addition to the combined systems, giving end-users unparalleled choice in providing the best care for their patients. Arthrex will have the ability to include the PINPOINT upgrade kit in all new Synergy System purchases, as well as upgrade their existing installed base. NOVADAQ’s sales team will continue to sell PINPOINT as a part of its fluorescence imaging ecosystem and NOVADAQ will also supply the disposable kits required to perform SPY imaging procedures directly to those Arthrex customers that have purchased PINPOINT upgrade kits.

“Arthrex is excited to be involved with this unique collaboration. Partnering with NOVADAQ to provide the market with PINPOINT, the market leading florescence imaging system and SynergyUHD4, the world’s first 4K endoscopic visualization platform, will provide an optimal solution for hospitals and surgery centers. Both companies are dedicated to clinically relevant, outcome based medicine focused on patients,” commented, Steve Jones, Vice President of Marketing, Arthrex California Technology, Inc.

“Arthrex is a word-class medical device company committed to innovation, medical education and patient care,” commented Dr. Rick Mangat, NOVADAQ’s Senior Vice President and General Manager. “We are excited to collaborate with Arthrex through this innovative co-marketing structure to bring the benefits of NOVADAQ’s fluorescence imaging to their customer base and expand adoption of NOVADAQ’s technology into additional markets.”

About Arthrex, Inc.

Arthrex (www.arthrex.com) is a global medical device company and leader in new product development and medical education in orthopaedics. With a corporate mission of helping surgeons treat their patients better, Arthrex has pioneered the field of arthroscopy and developed more than 7,500 innovative products and surgical procedures to advance minimally invasive orthopaedics worldwide. Arthrex remains dedicated to delivering uncompromising quality to the healthcare professionals who use Arthrex products, and ultimately, the millions of patients whose lives these products impact.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 140 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health. SynergyHD, SynergyUHD and SynergyUHD4K are trademarks of Arthrex, Inc.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com